GREER, HERZ & ADAMS, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

ATTORNEYS AT LAW

SEAN A. MONTICELLO	One Moody Plaza, 18th Floor
409.797.3247	Galveston, Texas 77550
866.422.3169 fax	www.greerherz.com
smonticello@greerherz.com

June 24, 2016

Mr. Jim B. Rosenberg	Via EDGAR

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

RE:	American National Insurance Company
SEC Staff Comment Letter Dated June 16, 2016
File No. 001-34280

Dear Mr. Rosenberg:

On behalf of American National Insurance Company, we respectfully request an extension of five business days to respond to the above-referenced comment letter. We would greatly appreciate the SEC Staff’s willingness to accommodate this request.

If you have any questions about this request, please contact me at (409) 797-3247.

Sincerely,

/s/ Sean A. Monticello

Sean A. Monticello

SAM/jam

GALVESTON	BAY AREA HOUSTON	HOUSTON
One Moody Plaza, 18th Floor Galveston, Texas 77550	2525 South Shore Blvd., Suite 203 League City, Texas 77573	700 Milam, Suite 1300 Houston, Texas 77002
409.797.3200	281.480.5278	713.655.1571 (By Appointment Only)